Pricing Supplement Dated February 22, 2010				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.15%

Effective Dates:	2-22-2010	through	2-28-2010